

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2014

Via E-mail
Paul Rosenberg
Chief Executive Officer
mCig, Inc
800 Bellevue Way NE, Suite 400
Bellevue, Washington 98004

> **Re: mCig, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2014**
> **Filed August 13, 2014, as amended**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2014**
> **Filed September 19, 2014**
> **Response dated October 30, 2014**
> **File No. 333-175941**

Dear Mr. Rosenberg:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1. We note your response to comment 1 of our letter dated September 23, 2014, and your proposed disclosure. Since you never received Bitcoin as payment and you stopped accepting Bitcoin as payment for products in January 2014, please consider whether this presents a material risk. If you choose to include the proposed risk factor, please revise the date in the first sentence to November 7, 20<u>13</u>.

Item 1. Business, page 5

2. We note your response to comment 3 of our prior letter. Your proposed disclosure appears to mainly address the risks of these manufacturing agreements. In addition to this proposed risk factor disclosure, please revise disclosure in your Business section to address the requirements of Item 101 of Regulation S-K.

Government Regulation, page 6

3. We note your response to comment 4 of our prior letter and the disclosure in your Form 10-K that you do not believe you will be subject to FDA oversight since your products do not contain nicotine. The FDA announced proposed rules on April 24, 2014, to extend its tobacco authority to additional products, including e-cigarettes, as well as components and parts of tobacco products. Please revise your disclosure in future filings, as appropriate to discuss the impact these rules may have on your operations.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

Recent Sales of Unregistered Securities, page 15

4. We note your response to comment 8 of our prior letter. Please identify the institutional investor in your disclosure and include all other information required by Item 701 of Regulation S-K. In addition, provide us with a copy of the "Security Purchase Agreement." In your response, you refer us to an Exhibit 10.22 Stock Purchase Agreement. However, there is no Exhibit 10.22 to the Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 39

5. We note your response to comment 20. It appears that Messrs. Linkhorst and Lucey are executive officers pursuant to Rule 3b-7, but are not named executive officers pursuant to Item 402(m)(2) of Regulation S-K for fiscal year 2014. If so, you should provide the disclosure required by Item 401 for these executive officers, but you do not need to provide the disclosure required by Item 402 of Regulation S-K for these officers for fiscal year 2014.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 42

6. We note your response to comment 21 in our prior letter and the proposed revised disclosure. Please further revise your beneficial ownership table to include a separate column for each of the following:
    *   the number of shares of common stock beneficially held;
    *   the percentage of common stock that amount represents;

- the number of shares of preferred stock beneficially held;
- the percentage of preferred stock that amount represents; and
- the total voting power of each beneficial owner.

Financial Statements

Note 4. Investments, page F-11

7. We note your response to comment 15. Please tell us why your accounting for your investment as an insurance contract pursuant to ASC 325-30-35-3 is appropriate. In addition, tell us your consideration of ASC 325-20 in accounting for your investment.

Note 5. Stockholders' Equity

Preferred Stock, page F-13

8. We note your response to comment 17; however, it does not address the accounting for the conversion feature of the Series A Preferred Stock (Series A) as an embedded derivative. Please revise to account for the Series A conversion feature as an embedded derivative pursuant to ASC 815-40 and separate it from the preferred stock host, and account for it at fair value under ASC 815 from September 23, 2013 until July 15, 2014. Please also address this comment in your Form 10-Q for the quarter ended July 31, 2014.

You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Attorney Advisor at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        William Robinson Eilers, Esq.
        Joseph Emas, Esq.